

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 16, 2008

Mr. Abraham N. Reichental
President and Chief Executive Officer
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, SC 29730

      Re: **3D Systems Corporation**
                Form 10-K/A for Fiscal Year Ended December 31, 2006
                Form 10-Q for Fiscal Quarter Ended September 30, 2007
                File No. 000-22250

Dear Mr. Reichental:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Stephen Krikorian
                Branch Chief